UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 5)

                         INSIGNIA FINANCIAL GROUP, INC.
                       (f/k/a INSIGNIA/ESG HOLDINGS, INC.)
                       -----------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                           45767A 10 5 (COMMON STOCK)
                     --------------------------------------
                                 (CUSIP Number)

                                ANDREW L. FARKAS
                       c/o INSIGNIA FINANCIAL GROUP, INC.
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 23, 2003
                     --------------------------------------
                          (Date of Event which Requires
                           Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)-1(g), check the following box |_|.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  SCHEDULE 13D
---------------------
CUSIP NO. 45767A 10 5
---------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Andrew L. Farkas

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------
CUSIP NO. 45767A 10 5
---------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Metro Shelter Directives, Inc.

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------
CUSIP NO. 45767A 10 5
---------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     F III, Inc.

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 5
                                       TO
                            STATEMENT ON SCHEDULE 13D
                             PURSUANT TO RULE 13D-1
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The reporting persons hereby amend Items 4 and 5 of the Statement on Schedule 13D, as previously amended, filed on their behalf with the Securities and Exchange Commission. Unless otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in such previously filed Statement on Schedule 13D, as amended.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is replaced in its entirety with the following paragraphs:

On July 23, 2003, CB Richard Ellis Services, Inc. ("CB Richard Ellis Services"), through its wholly owned affiliate ("Merger Sub"), has completed the acquisition of the Issuer in a cash merger (the "Merger"). In the Merger, each share of common stock of the Issuer has been converted into the right to receive $11.156 per share and each option or warrant to purchase shares of common stock of the Issuer has been converted into the right to receive a cash payment equal to the excess, if any, of the merger consideration of $11.156 per share over the exercise price of such option or warrant. As a result of the Merger, the Issuer became a privately held company and its common stock was delisted from the New York Stock Exchange.

The Merger was consummated pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of May 28, 2003, by and among the Issuer, CBRE Holding, Inc., CB Richard Ellis Services and Merger Sub.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended by replacing the existing information with the following:

In the Merger, the reporting persons disposed of all shares of common stock of the Issuer beneficially owned by any of them. This statement is being filed to report the fact that as of July 23, 2003, the reporting persons have ceased to be the beneficial owner of any securities of the Issuer.

                                   SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete, and correct.

Dated:  August 1, 2003




                                            /s/ Andrew L. Farkas
                                            -----------------------------------
                                            Andrew L. Farkas, individually

                                            Metro Shelter Directives, Inc.


                                            By:  /s/ Andrew L. Farkas
                                                 ------------------------------
                                                 Andrew L. Farkas
                                                 President


                                            F III, Inc.


                                            By:  /s/ Andrew L. Farkas
                                                 ------------------------------
                                                 Andrew L. Farkas
                                                 President